Exhibit 99.1

Daqo New Energy’s Subsidiary Xinjiang Daqo Provides Latest Update on its Litigation Event

Shanghai, China—July 17, 2024—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its subsidiary Xinjiang Daqo has provided an update on its litigation event.

In January 2024, Xinjiang Daqo received a court notice relating to a contract dispute lawsuit filed against it by Xinjiang Xian’an New Materials Co., Ltd. (“Xinjiang Xian’an”) and its affiliate, Xinjiang Dengbo New Energy Co., Ltd. (“Xinjiang Dengbo”, together with Xinjiang Xian’an, “the plaintiffs”). The plaintiffs previously provided silicon core processing services to Xinjiang Daqo. They claimed that Xinjiang Daqo and its related companies breached the business cooperation agreement between Xinjiang Daqo and Xinjiang Xian’an, and requested for termination of the business cooperation agreement and compensation from Xinjiang Daqo for their economic losses of RMB1,958.5 million (which was later reduced to RMB1,847.8 million). This litigation was previously disclosed in our annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on April 29, 2024.

We have recently received the first instance court’s verdict. The court affirmed termination of the business cooperation agreement on December 31, 2023, and ordered Xinjiang Daqo to compensate the plaintiffs for their losses arising from rents and employee salaries in the amount of RMB3.06 million, plus attorney fees of RMB100,000. On the other hand, the court rejected the plaintiffs’ claims for compensation of their consequential losses. As we are still within the appeal period, the litigation’s impact on Xinjiang Daqo will be contingent upon the final verdict.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480 614 3004
Email: lbergkamp@christensencomms.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “might,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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